SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Visteon Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

92839U206
(CUSIP Number)

David B. Zales
Alden Global Capital
Smith Management LLC
885 Third Avenue
New York, NY 10022
(212) 888-7219

with a copy to:
Marc Weingarten, Esq.
David E. Rosewater, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 17, 2011
(Date of Event which Requires
Filing of this Schedule)

(Page 1 of 9 Pages)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]
--------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92839U206	SCHEDULE 13D/A	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Alden Global Distressed Opportunities Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 898,905 shares of Common Stock (See Item 5 below)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 898,905 shares of Common Stock (See Item 5 below)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 898,905 shares of Common Stock (See Item 5 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 1.8% (See Item 5 below)
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 92839U206	SCHEDULE 13D/A	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON NewFinance Alden SPV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 33,106 shares of Common Stock (See Item 5 below)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 33,106 shares of Common Stock (See Item 5 below)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 33,106 shares of Common Stock (See Item 5 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.1% (See Item 5 below)
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 92839U206	SCHEDULE 13D/A	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON Alden Global Capital Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey (Channel Islands)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 932,011 shares of Common Stock (See Item 5 below)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 932,011 shares of Common Stock (See Item 5 below)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 932,011 shares of Common Stock (See Item 5 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 1.8% (see Item 5 below)
14	TYPE OF REPORTING PERSON* OO, IA

CUSIP No. 92839U206	SCHEDULE 13D/A	Page 5 of 9 Pages

1	NAME OF REPORTING PERSON Smith Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 932,011 shares of Common Stock (See Item 5 below)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 932,011 shares of Common Stock (See Item 5 below)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 932,011 shares of Common Stock (See Item 5 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 1.8% (See Item 5 below)
14	TYPE OF REPORTING PERSON* OO, IA

CUSIP No. 92839U206	SCHEDULE 13D/A	Page 6 of 9 Pages

Item 1.	SECURITY AND ISSUER

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on May 12, 2011 (the "Original Schedule 13D" and together with this Amendment, the "Schedule 13D"), with respect to the common stock, par value $0.01 per share, of Visteon Corporation (the “Common Stock"). Except as set forth herein, the Schedule 13D is unmodified. This Amendment constitutes an "exit filing" with respect to the Schedule 13D for the Reporting Persons

Item 4.	PURPOSE OF TRANSACTION.

The last paragraph of Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time engage in discussions with management, the Board, other shareholders of the Issuer and other relevant parties, including representatives of any of the foregoing, concerning matters with respect to the Reporting Persons' investment in the shares of Common Stock, including, without limitation, the business, operations, governance, management, strategy and future plans of the Issuer. Depending on various factors, the outcome of any discussions referenced above, the Issuer's financial position and strategic direction, actions taken by the Board, price levels of the shares of Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, selling some or all of their shares of Common Stock, engaging in hedging or similar transactions with respect to the shares of Common Stock and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of this Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b)

The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 932,011 shares of Common Stock of the Issuer, constituting approximately 1.8% of the outstanding shares of Common Stock.  In addition, the Reporting Persons may be deemed to beneficially own an additional 1,237,579 shares of Common Stock and warrants to purchase 58,116 shares of Common Stock, collectively representing approximately 2.5% of the shares outstanding, which shares may be held for hedging purposes by counterparties to cash-settled total return swaps to which the Alden Fund is a party (the “Alden Swaps”).  In the event that such shares are deemed to be beneficially owned by the Reporting Persons, the Reporting Persons would be deemed to collectively beneficially own a total of 2,227,706 shares of Common Stock, representing approximately 4.4% of the shares outstanding.  The percentages used herein and in the rest of this Schedule 13D are calculated based upon 51,076,591 shares of Common Stock outstanding, which reflects the number of shares outstanding as of April 29, 2011,  as reported in the Issuer's Quarterly Report on Form 10-Q filed on May 5, 2011.

CUSIP No. 92839U206	SCHEDULE 13D/A	Page 7 of 9 Pages

(i) the Alden Fund:

(a)
As of the date hereof, the Alden Fund may be deemed the beneficial owner of 898,905 shares of Common Stock and 1,295,695 shares that may be held for hedging purposes by counterparties to the Alden Swaps.

Percentage: Approximately 4.3% as of the date hereof.
(b)	1.Sole power to vote or direct vote: 898,905 shares of Common Stock
2.Shared power to vote or direct vote: 0
3.Sole power to dispose or direct the disposition: 898,905 shares of Common Stock
4. Shared power to dispose or direct the disposition: 0

(ii) the NewFinance Fund:

(a)	As of the date hereof, the NewFinance Fund may be deemed the beneficial owner of 33,106 shares of Common Stock.
Percentage: Approximately 0.1% as of the date hereof.
(b)	1.Sole power to vote or direct vote: 33,106 shares of Common Stock
2.Shared power to vote or direct vote: 0
3.Sole power to dispose or direct the disposition: 33,106 shares of Common Stock
4. Shared power to dispose or direct the disposition: 0

(iii) AGCL:

(a)	As of the date hereof, AGCL may be deemed the beneficial owner of 932,011 shares of Common Stock and 1,295,695 shares that may be held for hedging purposes by counterparties to the Alden Swaps.
Percentage: Approximately 4.4% as of the date hereof.
(b)	1.Sole power to vote or direct vote: 932,011 shares of Common Stock
2.Shared power to vote or direct vote: 0
3.Sole power to dispose or direct the disposition: 932,011 shares of Common Stock
4. Shared power to dispose or direct the disposition: 0

(iv) SM:

(a)	As of the date hereof, SM may be deemed the beneficial owner of 932,011 shares of Common Stock and 1,295,695 shares that may be held for hedging purposes by counterparties to the Alden Swaps
Percentage: Approximately 4.4% as of the date hereof.
(b)	1.Sole power to vote or direct vote: 932,011 shares of Common Stock
2.Shared power to vote or direct vote: 0
3.Sole power to dispose or direct the disposition: 932,011 shares of Common Stock
4. Shared power to dispose or direct the disposition: 0

(c)
Information concerning transactions in the Common Stock effected by the Reporting Persons since the filing of the Original Schedule 13D is set forth in Schedule B hereto and is incorporated herein by reference.  Unless otherwise indicated, all of such transactions were effected in the open market.

(e)
The Reporting Persons ceased to be the beneficial owners of more than 5% of the Common Stock on May 17, 2011.  The Reporting Persons will no longer be filing amendments to the Schedule 13D as a group or individually.

CUSIP No. 92839U206	SCHEDULE 13D/A	Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 23, 2011

ALDEN GLOBAL DISTRESSED OPPORTUNITIES MASTER FUND, L.P.

By:	/s/ David B. Zales
Name: David B. Zales
Title: Authorized Signatory

NEWFINANCE ALDEN SPV

By:	/s/ David B. Zales
Name: David B. Zales
Title: Authorized Signatory

ALDEN GLOBAL CAPITAL LIMITED

By:	/s/ David B. Zales
Name: David B. Zales
Title: Authorized Signatory

SMITH MANAGEMENT LLC

By:	/s/ David B. Zales
Name: David B. Zales
Title: Vice President

CUSIP No. 92839U206	SCHEDULE 13D/A	Page 9 of 9 Pages

SCHEDULE B

This Schedule sets forth information with respect to each purchase and sale of Common Stock that was effectuated by the Reporting Person since the filing of the Original Schedule 13D.  Unless otherwise indicated, all transactions were effected in the open market through brokers and the price per share is net of commissions.

Alden Global Distressed Opportunities Master Fund, L.P.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
-----------	------------------------	-------------------
5/12/2011	(31,794)	64.9670
5/13/2011	(19,695)	63.8330
5/13/2011	(14,771)	64.1200
5/16/2011	(202,867)	61.1120
5/17/2011	(167,406)	59.5410
5/17/2011	(179,756)	59.4480
5/18/2011	(174,196)	60.4360
5/19/2011	(67,900)	62.0070

NewFinance Alden SPV

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
-----------	------------------------	-------------------
5/12/2011	(493)	64.9670
5/13/2011	(305)	63.8330
5/13/2011	(229)	64.1200
5/16/2011	(3,144)	61.1120
5/17/2011	(2,594)	59.5410
5/17/2011	(2,785)	59.4480
5/18/2011	(2,699)	60.4360
5/19/2011	(1,052)	62.0070